Exhibit 99.1

Concorde International Group Reports Full-Year 2024 Financial Results and Provides Business Update

Gross profit increased 20.8% in 2024 compared to 2023

Singapore – May 16, 2025 – Concorde International Group Ltd. (NASDAQ: CIGL) (“Concorde” or the “Company”), an integrated security services provider that combines physical manpower and innovative technology to deliver effective security solutions, today announced financial results and provided a business update for the year ended December 31, 2024.

2024 Financial Highlights

●	Maintained stable revenues at approximately $10.5 million for the year ended December 31, 2024, compared to $10.7 million in 2023.

●	Gross profit increased by approximately 20.8% to $3.6 million in 2024 compared to approximately $3.0 million in 2023, driven in part by an improvement in gross profit margin, which increased to approximately 34.5% in 2024, compared to approximately 28.1% in 2023.

●	Completed an IPO on April 22, 2025, raising gross proceeds of $5.75 million (including over-allotment option), and commenced trading on the Nasdaq Capital Market on April 22, 2025.

Swee (Alan) Kheng Chua, Chairman and Chief Executive Officer of Concorde, commented, “2024 was a transformative year for Concorde, culminating in our successful IPO on April 22, 2025. We raised a total of $5.75 million in gross proceeds, including the full exercise of the over-allotment option, and proudly commenced trading on the Nasdaq Capital Market. This milestone not only validates our business model but also provides the capital foundation to accelerate our next phase of growth.”

“Our position as a leading integrated security services provider in Singapore is built on our ability to blend skilled manpower with patented technologies that deliver scalable, cost-effective, and high-performance solutions. At the core of our offering is our suite of smart security technologies, known as I-Guarding Services. Supported by 4 granted global patents and our proprietary innovations—such as the I-Man Facility Sprinter (“IFS”), a mobile platform transforming security and facility maintenance, and the Intelligent Facility Authenticator, a kiosk-based system that enhances access control and visitor management—are redefining industry standards. These technologies help reduce operational costs, improve security performance, and optimize overall efficiency for our clients.”

“While our 2024 revenue remained stable at approximately $10.5 million, we anticipate strong year over year growth going forward. Specifically, our 2025 growth strategy is focused on scaling our high-margin recurring revenue, largely driven by the continued deployment of our i-Guarding services. These solutions generate incremental revenue with minimal additional cost, as each IFS unit can service 15 or more locations. We also plan to expand internationally over the next 24 months, targeting Malaysia, Australia, and North America through partnerships with established local security providers to address rising labor costs and growing demand for smart, tech-enabled solutions. Moreover, our net results in 2024 were impacted by a one-time, non-cash share-based compensation expense of $83.2 million. Excluding this, we maintained positive operating profit, reflecting the strength and earnings potential of our core business. Since our founding in 1997, and especially following our strategic shift in 2014 toward a tech-integrated model—we’ve built a reputation for excellence, agility, and innovation. With increasing demand for intelligent security and facility solutions, we are well-positioned to scale sustainably and deliver long-term value to our clients, employees, and shareholders.”

Financial Overview

Revenue remained relatively flat year over year, with a slight decrease of approximately 1.5% to $10.5 million for 2024, compared to $10.7 million for 2023. Gross profit increased to approximately $3.6 million for 2024, compared to approximately $3.0 million for 2023.

Operating loss was approximately $83.6 million in 2024, compared to operating profit of approximately $1.0 million in 2023. Operating loss in 2024 was impacted by a one-time, non-cash share-based compensation expense of $83.2 million. As of December 31, 2024, and 2023, the Company had cash and cash equivalents of approximately $1.0 million and $957 thousand, respectively. Subsequently, in April 2025, the Company completed its IPO, raising gross proceeds of $5.75 million, including the full exercise of the over-allotment option.

About Concorde International Group Ltd

Concorde International Group Limited (Nasdaq: CIGL) is a Singapore-based company specializing in integrated security solutions and facilities management services. Established in 1997, the Company has transitioned from traditional security services to a technology-driven approach. This shift involves deploying advanced systems like CCTV, sensors, and mobile command vehicles, significantly reducing the need for physical guards and enhancing operational efficiency.

For more information, please visit: https://www.concordesecurity.com/

Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may, “will, “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the uncertainties related to market conditions and other factors discussed in the “Risk Factors” section of the registration statement and annual report filed with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, contact:

Investor Relations Contact:

Crescendo Communications, LLC

David Waldman/Natalya Rudman

Tel: (212) 671-1020

Email: CIGL@crescendo-ir.com

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CONCORDE INTERNATIONAL GROUP LTD.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS AT DECEMBER 31, 2024 AND 2023

	2024	2023
	USD	USD
Assets
Non-current assets:
Property and equipment, net	3,720,807	2,904,413
Right-of-use asset, net	322,332	177,429
Intangible assets, net	9,325	65,396
Other financial assets	393,019	-
Deferred offering cost	449,110	116,022
Total non-current assets	4,894,593	3,263,260

Current assets:
Trade and other receivables	3,825,146	3,485,364
Amount due from related parties	553,184	844,982
Cash and cash equivalents	1,000,284	956,975
Total current assets	5,378,614	5,287,321
Total assets	10,273,207	8,550,581

Equity and liabilities
Equity
Share capital	209	1
Merger reserves	2,336,848	2,336,848
Other reserves	83,085,159	50,739
(Accumulated deficit)/Retained earnings	(83,313,648)	177,649
Equity attributable to equity holders of the parent company	2,108,568	2,565,237
Non-controlling interests	151,629	137,339
Total equity	2,260,197	2,702,576

Liabilities
Non-current liabilities:
Lease liabilities, net of current portion	170,724	90,082
Long-term debt	2,906,113	2,109,538
Deferred tax liabilities	182,096	133,488
Other financial liabilities	173,551	-
Total non-current liabilities	3,432,484	2,333,108

Current liabilities:
Trade and other payables	1,091,188	1,186,334
Amount due to related parties	216,940	405,632
Tax payable	60,282	-
Lease liabilities	89,438	59,821
Current maturities of long-term debt	3,122,678	1,863,110
Total current liabilities	4,580,526	3,514,897
Total liabilities	8,013,010	5,848,005
Total equity and liabilities	10,273,207	8,550,581

CONCORDE INTERNATIONAL GROUP LTD.
CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE
(LOSS)/INCOME
FOR THE YEAR ENDED DECEMBER 31, 2024, 2023 and 2022

	2024	2023	2022
	USD	USD	USD
Revenue	10,490,668	10,655,993	5,006,345
Cost of revenue (exclusive of depreciation and amortization expenses shown separately below)	(6,875,141)	(7,662,024)	(3,648,637)
	3,615,527	2,993,969	1,357,708

Other income	501,660	236,911	205,201
Depreciation and amortization expenses	(279,543)	(329,836)	(389,449)
Employee benefit expenses	(2,151,970)	(1,311,345)	(912,772)
Other expenses	(1,819,903)	(314,639)	(989,635)
Share-based compensation	(83,155,336)	-	-
Finance costs	(218,630)	(149,626)	(75,033)

(Loss) /Profit before tax	(83,508,195)	1,125,434	(803,980)
Income tax expense	(114,902)	(131,240)	-
(Loss) /Profit for the year	(83,623,097)	994,194	(803,980)

Other comprehensive (loss)/income
Other comprehensive (loss)/income that may be reclassified to profit or loss in subsequent periods (net of tax):
Foreign currency translation	(106,213)	26,610	46,459

Total comprehensive (loss)/income for the year, net of tax	(83,729,310)	1,020,804	(757,521)

(Loss) /Profit for the year attributable to:
Equity holders of the parent company	(83,637,387)	960,686	(783,037)
Non-controlling interests	14,290	33,508	(20,943)
	(83,623,097)	994,194	(803,980)

Total comprehensive (loss)/income for the year attributable to:
Equity holders of the parent company	(83,743,600)	987,296	(736,578)
Non-controlling interests	14,290	33,508	(20,943)
	(83,729,310)	1,020,804	(757,521)

(Loss)/Earnings per share
Basic	(5.08)	9.61	(7.83)
Diluted	(5.08)	9.61	(7.83)

CONCORDE INTERNATIONAL GROUP LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2024, 2023 and 2022

	2024	2023	2022
	USD	USD	USD
Cash flows from operating activities
(Loss)/Profit before tax	(83,508,195)	1,125,434	(803,980)

Adjustments for:
Depreciation of property and equipment	149,895	188,969	292,044
Depreciation of right-of-use assets	74,662	48,134	18,932
Amortization of intangible assets	54,986	92,734	78,473
Interest expense	218,630	149,626	75,033
Interest income	(35,940)	(29,853)	(48,405)
Amount due from related party written off	2,131	-	233,497
Share-based compensation	83,155,336	-	-
Expected credit loss provision	562,755	-	-
Fair value adjustment	117,973	-	-
Operating cash flows before movements in working capital	792,233	1,575,044	(154,406)

Change in working capital:
Decrease in trade and other receivables	(892,894)	(930,482)	(1,537,479)
Increase in trade and other payables	(446,240)	190,338	661,281
Decrease in amount due to related parties	(17,286)	(43,956)	99,576
Cash used in operations	(564,187)	790,944	(931,028)
Net cash (used in)/provided by operating activities	(564,187)	790,944	(931,028)

Cash flows from investing activities
Purchase of property and equipment	(1,052,484)	(407,203)	-
Premium paid for purchase of keyman insurance	(85,913)	-	-
Proceeds from disposal of property and equipment	-	30,942	-
Acquired intangible asset	-	(4,819)	-
Loan repaid from / (to) related parties	185,407	71,449	(912,089)
Net cash used in investing activities	(952,990)	(309,631)	(912,089)

Cash flows from financing activities
Proceeds from issuance of shares	208	-	-
Payment of deferred offering cost	(333,088)	-	-
Proceeds from borrowings	3,259,062	2,036,696	1,116,450
Repayment of borrowings	(1,255,766)	(1,984,699)	(493,431)
Repayment of lease liabilities	(80,581)	(51,050)	(20,096)
Net cash provided by financing activities	1,589,835	947	602,923

Net (decrease)/increase in cash and cash equivalents	72,658	482,260	(1,240,194)
Cash and cash equivalents at beginning of year	956,975	441,278	1,606,611
Effect of foreign exchange rate changes on cash and cash equivalents	(29,351)	33,437	74,861
Cash and cash equivalents at December 31, 2024	1,000,284	956,975	441,278

Non-cash investing and financing activities
Fair value measurement of share-based compensation	83,155,336	-	-
Fair value adjustment for other financial assets	16,615	-	-
Fair value adjustment for other financial liabilities	101,357	-	-
Initial measurement of right-of-use asset and lease liability	223,755	76,713	-

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